Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

August 16, 2019

Ms. Susan Block Division of Corporation Finance Office of Transportation and Leisure U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Newborn Acquisition Corp Draft Registration Statement on Form S-1 Submitted June 26, 2019 CIK No. 0001780262

Dear Ms. Block:

On behalf of our client, Newborn Acquisition Corp (the “Company”), we hereby provide a response to the comments issued in a letter dated July 23, 2019 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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Susan Block August 16, 2019 Page 2

Draft Registration Statement on Form S-1

Summary Financial Data, page 17

1.	Please provide a narrative paragraph on how you derived the "as adjusted" line item amount for value of ordinary shares subject to possible conversion/tender. We note you have briefly provided a discussion of the computation of this line item in footnote (4) to the Capitalization table on page 51. Please provide a discussion herein also.

Response: The “as adjusted” line item amount for value of ordinary shares subject to possible conversion/tender was derived by taking 3,452,088 ordinary shares that may be redeemed, representing the maximum number of shares that may be redeemed while maintaining at least $5,000,001 in net tangible assets after the offering, multiplied by a redemption price of $10.00 per share. The Summary Financial Data on page 17 of the Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors, page 18

2.	Please add a risk factor describing the risk that the low acquisition cost of the insider shares creates an economic incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. We note that you have a risk factor on page 24 addressing the separate risk that the insider shares will be worthless if you do not complete an initial business combination.

Response: The requested risk factor has been added to page 25 of the Registration Statement in accordance with the Staff’s comment.

3.	Please add a risk factor addressing the fact that if you sought shareholder approval of a proposed transaction you could need as little as 1.6% of your public shares to be voted in favor of the transaction in order to have such transaction approved.

Response: The requested risk factor has been added to page 27 of the Registration Statement in accordance with the Staff’s comment.

General

4.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance of Section 5(d), the Company will provide a copy of such communications to the Staff.

Susan Block August 16, 2019 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner